

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Josh Joshi
Chief Financial Officer
InterXion Holding N.V.
Tupolevlaan 24
1119 NX Schiphol-Rijk
The Netherlands

> **Re:** **InterXion Holding N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-35053**

Dear Mr. Joshi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1.   Please explain why you did not file a consent from your independent registered public accounting firm given that you filed a registration statement on Form S-8 on June 23, 2011.

Josh Joshi
InterXion Holding N.V.
July 20, 2012
Page 2

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 50

2.   Please tell us your consideration for disclosing the redemption features of your 9.50% Senior Secured Notes due 2017, as this information would help reflect the maturity profile of these Notes. Please refer to Item 5.B of Form 20-F.

EBITDA and Adjusted EBITDA, page 51

3.   In future filings, please revise to provide a description of the covenants and the amounts or limits required to maintain compliance with the covenants for your revolving credit facility and 9.50% Senior Secured Notes due 2017. Please refer to Question 102.09 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on January 15, 2010 located at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

4.   You state on page 44 that adjusted EBITDA is defined as EBITDA adjusted to exclude share-based payments and "exceptional and non-recurring" items. We further note your reference to "exceptional expenses" and "exceptional income" in your reconciliations on pages 45 and 52. Tell us how you considered the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K when referring to these adjustments as exceptional and non-recurring. In this regard, to the extent it is reasonably likely you may incur similar charges in the next two years, referring to such charges as non-recurring, infrequent or unusual may not be appropriate. Please tell us how your current disclosure complies with this guidance or tell us how you intend to revise your disclosures in future filings.

Item 15. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 89

5.   We note that your CEO and CFO concluded that your disclosure controls and procedures were adequate and effective and designed to ensure that "material information relating to the Company is accumulated and communicated to [y]our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure." Please clarify, if true, and in future filings revise to indicate whether your officers concluded that your disclosure controls and procedures are also effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We refer you to Exchange Act Rule 13a-15(e).

Item 18. Financial Statements

Note 1. The Company, page F-8

6.   We note that the financial statements were approved by the Board of Directors on April 27, 2012. Please clarify whether this is the same date that the financial statements were authorized for issue or tell us on which date they were authorized for issue. If true, in future filings, please revise your disclosures to use terminology consistent with the guidance in paragraphs 17 and 18 of IAS 10.

Note 2. Basis of Preparation, page F-8

7.   You disclose that your consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union, and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code, as far as applicable. Please confirm whether or not there are material differences between the later two sources and IFRS as issued by IASB. Please also clarify the nature of any additional disclosure or recognition and measurement requirements of the later two sources. In this regard, to the extent there are material differences, pursuant to Item 17(c) of Form 20-F, you must provide the U.S. GAAP reconciliation information described in paragraphs (c)(1) and (c)(2).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief